UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ROSEHILL RESOURCES INC.
Full Name of Registrant

KLR Energy Acquisition Corp.
Former Name if Applicable

16200 Park Row Suite 300
Address of Principal Executive Office (Street and Number)

Houston, TX 77084
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rosehill Resources Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “Report”) by the prescribed filing date of June 29, 2020 due to a delay experienced by the Company in completing its financial statements and other disclosures in the Report. This delay principally relates to the Company’s previously disclosed and continued negotiations with its creditors and other claim holders regarding a potential restructuring of the Company. The Company intends to file the Report as soon as practicable after the results of such discussions are completed.

PART IV -- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

R. Craig Owen	281	675-3400
(Name)	(Area Code)	(Telephone Number

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended March 31, 2020, the Company currently expects to report an operating loss of $346.7 million, as compared to operating income of $9.3 million for the quarter ended March 31, 2019. As a result of the decrease in commodity price forecasts at the end of the first quarter of 2020, specifically decreases in oil and NGL prices, and the removal of proved undeveloped reserves due to there being substantial doubt about the Company’s ability to continue as a going concern, the Company recorded impairment expense of $333.8 million to its proved oil and gas properties for the quarter ended March 31, 2020. The Company did not have any impairments to its proved oil and gas properties during the quarter ended March 31, 2019. For the quarter ended March 31, 2020, the Company currently expects to report a net loss attributable to the Company of $230.3 million, as compared to a net loss attributable to the Company of $104.1 million for the quarter ended March 31, 2019. This change between periods is primarily driven by the items noted above, gain (loss) on commodity derivative instruments and income tax related items. The financial analysis set forth herein is based on preliminary unaudited results, which will not be final and are subject to change until the Company files its unaudited financial statements in the Report.

The statements included in this Form 12b-25 regarding the Company’s financial performance and results of operations, in each case as expected to be reported, the expected filing date of the Report and other statements that are not historical facts are “forward- looking statements” within the meaning of Section 27A of the Securities and Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although management believes the expectations reflected in those forward-looking statements are reasonable, no assurance can be given that they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the timing and results of negotiations with creditors, implementation of any restructuring agreement, changes in industry and world economic conditions, the impact of the COVID-19 pandemic and the finalization of the Company’s financial statements, as well as other factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

ROSEHILL RESOURCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2020	By:	/s/ R. Craig Owen
R. Craig Owen
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).